UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.

Commission File Number 000-55461

WATERMARK LODGING TRUST, INC.

(Exact name of registrant as specified in its charter)

150 N. Riverside Plaza

Chicago, Illinois 60606

(847) 482-8600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, par value $0.001 per share

Class T Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:  One*

*  Pursuant to the Agreement and Plan of Merger, dated as of May 6, 2022, by and among Watermark Lodging Trust, Inc. (“WLT”), Ruby I Holdings LLC, Ruby II Holdings LLC, Ruby III Holdings LLC, Ruby IV Holdings LLC, Ruby Merger Sub I LLC (“Merger Sub I”), Ruby Merger Sub II LP (“Merger Sub II”), and CWI 2 OP, LP (the “Partnership”), Merger Sub II merged with and into the Partnership, with the Partnership being the surviving entity, and Merger Sub I merged with and into WLT, with WLT being the surviving entity.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Watermark Lodging Trust, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	October 21, 2022	WATERMARK LODGING TRUST, INC.

		By:	/s/ Paul J. Huff
			Name:	Paul J. Huff
			Title:	Senior Vice President and Chief Legal Officer